[LETTERHEAD OF SIMPSON THACHER & BARTLETT LLP]

October 18, 2013

VIA COURIER AND EDGAR

Re:	Hilton Worldwide Holdings Inc.
Registration Statement on Form S-1
File No. 333-191110

Sandra B. Hunter, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Hunter:

On behalf of Hilton Worldwide Holdings Inc. (“Hilton”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement relating to the offering of shares of its common stock, marked to show changes from the Registration Statement as filed on September 12, 2013. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated October 10, 2013, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by Hilton.

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General

1.	You disclose on page 29 that the hotels you own or manage “may provide services to persons subject to sanctions” administered by the Office of Foreign Assets Control (“OFAC”) and that when you have identified potential violations of sanctions, you have “taken appropriate remedial action including filing voluntary disclosures to OFAC.” You disclose on page 51 that your management conducts business in geographic regions that include Cuba, Iran, Sudan and Syria. Additionally, your website lists contact information for “development professionals” for countries including Cuba, Iran, North Sudan and Syria. Finally, your website’s Reservations and Customer Care section provides a phone number for Syria.

Cuba, Iran, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan and Syria, whether through subsidiaries, affiliates, partners or other direct or indirect arrangements. Your response should describe any services or technology you have provided to or received from Cuba, Iran, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

Hilton respectfully advises the Staff that it does not conduct business or own, manage or operate any hotels in Cuba, Iran, Sudan or Syria (“OFAC Sanctioned Countries”). In addition, no Hilton-branded hotels located elsewhere are owned or controlled, directly or indirectly, by (1) persons who are located in or organized under the laws of OFAC Sanctioned Countries, (2) the governments of OFAC Sanctioned Countries (including entities owned or controlled by such governments) or (3) persons who are Specially Designated Nationals (“SDNs”) under current sanctions administered by OFAC. Further, except to the extent exempt or permitted under applicable U.S. and international sanctions, including, as permitted under the statutory travel exemption to the International Emergency Economic Powers Act that authorizes transactions ordinarily incident to travel, Hilton does not currently provide or intend to provide, directly or indirectly, any goods, services or technology to OFAC Sanctioned Countries, and Hilton does not have or intend to have any agreements, arrangements or other contracts with the governments of OFAC Sanctioned Countries or any entities owned or controlled by such governments.

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Except as otherwise set forth below, Hilton respectfully advises the Staff that Hilton has had no contacts, dealings or business in or involving OFAC Sanctioned Countries or their respective governments.

•	In 2010, Hilton reached an informal settlement with OFAC in connection with historical transactions involving two Hilton-branded hotels located in Sudan and managed at the time by Hilton International Corporation (“HIC”). These historical transactions occurred prior to HIC’s 2006 acquisition by Hilton while HIC was a wholly owned subsidiary of the former, unrelated UK-based Hilton Group plc. (A copy of the OFAC penalty notice is available at: http://www.treasury.gov/resource-center/sanctions/OFAC-Enforcement/Documents/04232010.pdf.).

•	Pending before OFAC is the voluntary disclosure regarding past transactions between Société d’Exploitation Hôtelière d’Orly EURL (“SEHO”), an indirect wholly owned French affiliate of Hilton, Hilton International (France) SASU (“HIF”) and Air Cubana. The reported transactions involved crew discount arrangements with Air Cubana for the Paris-Orly Airport and Paris-Charles de Gaulle Airport hotels and related room reservations, which activity Hilton estimates accounted for less than one half of one percent of the total revenues received by those hotels during the relevant period. The bookings ceased in December 2011. In March 2012, Hilton applied for and received a license from OFAC authorizing it to defend related claims brought by Air Cubana against SEHO in connection with the termination of the relationship and related unblocking and return of Air Cubana’s deposit.

•	Certain individual employees of two Hilton-branded hotels in the United Arab Emirates received routine wage payments as direct deposits to their personal accounts at Bank Melli, an SDN and an affiliate of the Government of Iran. Both hotels have discontinued making direct deposits to accounts at Bank Melli. These wage payments are the subject of a pending interpretive ruling request to OFAC.

•	The Hilton Ankara hosted a reception for the Embassy of Iran in Turkey in 2012. The Hilton Ankara received $9,000 in revenues from this event. Hilton has submitted an initial notice of voluntary self-disclosure and is finalizing a complete disclosure report to OFAC regarding this event.

With respect to the website listings for development professionals, the historical practice of Hilton’s development professionals has been to list out all the countries within their broader regions of responsibilities. Notwithstanding

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this, Hilton’s development professionals are subject to Hilton’s policies and none of Hilton’s development professionals has entered into any agreements, commercial arrangements or other contracts, or other dealings involving OFAC Sanctioned Countries, or their respective governments. To avoid potential confusion, Hilton’s development professionals are no longer allowed to list OFAC Sanctioned Countries as among their areas of development responsibility, and Hilton is in the process of removing references to the OFAC Sanctioned Countries from its website.

Similarly, although Hilton has maintained a reservation line for Syria since prior to the expansion of OFAC’s Syrian sanctions in 2011, Hilton no longer accepts calls to its reservation line from Syria and is in the process of having that number removed from its website.

Hilton’s policies require compliance with all applicable federal laws, including the laws administered and enforced by OFAC. Hilton supports these policies and is dedicated to ensuring that its compliance objectives are achieved and supported, including by its managed hotels.

2.	Please discuss the materiality of any contacts with Cuba, Iran, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan and Syria.

Hilton respectfully advises the Staff that it does not believe the business activities and other contacts described above in response to the Staff’s comment 1 to be material in quantitative or qualitative terms, or to present a material investment risk for its security holders. More specifically, with respect to each of the four activities identified above in response to the Staff’s comment 1, Hilton notes that (1) the activity identified in the first bullet occurred prior to Hilton’s acquisition of HIC in 2006, (2) the activity identified in the second bullet accounted for less than one half of one percent of the total revenues received by these hotels during the relevant period, (3) the activity identified in the third bullet resulted in no revenues to Hilton or its affiliates and involved only a subset of employees of two Hilton-branded hotels, and (4) the activity identified in the fourth bullet resulted in only $9,000 in revenue.

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Hilton’s assessment of quantitative factors included consideration of the impact of Hilton’s contacts described in the response to comment 1 above in the context of revenues, assets and liabilities for the last three fiscal years and subsequent interim period. Hilton’s negligible revenue from the aforementioned contacts are not quantitatively material to Hilton’s results of operations, liquidity or financial condition.

From a qualitative perspective, Hilton believes that because of the limited nature of the contacts described in the response to comment 1 above and the policies and practices that Hilton has designed to ensure compliance with applicable laws, a reasonable investor would not conclude such historical contacts present a material risk to Hilton’s reputation, to investor sentiment towards Hilton, or otherwise to be material to making an investment in Hilton.

3.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Hilton respectfully advises the Staff that it does not intend to use any graphics, maps, photographs and related captions or other artwork, including logos, in the prospectus other than the graphics, maps, photographs and related captions and other artwork, including logos, presently included in the Registration Statement. To the extent Hilton determines to update or modify this artwork, it will provide the Staff with copies for review prior to inclusion in any preliminary prospectus delivered to prospective investors.

4.	Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Hilton is supplementally providing the Staff with a binder that contains copies of materials which support the business and industry data used in the Registration Statement (the “Supporting Materials”).

Pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the Supporting Materials are being provided to the Staff on a supplemental basis only under separate cover and are not to be filed with or deemed part of or included in the Registration Statement. Pursuant to Rule 418, and on behalf of Hilton, we request that the Supporting Materials be returned to Hilton upon completion of your review thereof. Please contact us when you have completed your review and we will arrange for the Supporting Materials to be picked up from you.

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Prospectus Summary, page 1

5.	We note that this section appears identical or substantially similar to pages 94-100 of the Business section. Please note that the Summary should not merely repeat the text of the prospectus but should provide a brief overview of the key aspects of the offering. Please revise to identify those aspects of the offering that are the most significant. Please refer to Item 503(a) of Regulation S-K.

Hilton has revised the “Summary” section to identify those aspects of the offering that are the most significant and to reduce repetition of discussion included in the business section. Following these revisions, the portion of the “Summary” section that precedes “—Investment Risks” has been reduced from 9 1⁄2 pages to 7 pages.

Hilton Worldwide, page 1

6.	We note your reference in the summary and business sections, to rooms under construction and hotels in your development pipeline. Please revise your disclosure to clarify whether you are referring to rooms or hotels under your management and franchise segment or to those in which you have an ownership interest.

Hilton has revised pages 1 and 103 to clarify that over 99% of both the pipeline rooms and the rooms under construction that are referred to are rooms that will be part of Hilton’s management and franchise segment.

Refinancing Transactions, page 10

7.	To the extent that any relevant terms of the new borrowings under your refinancing transactions are known, although not necessarily finalized, please disclose such material terms including related interest rates, maturity dates, collateral requirements (if any), and any other material terms.

Hilton has revised pages 7 and 8 and 169 to 176 to address each of the matters identified in the Staff’s comment.

Summary Historical Financial Data, page 13

8.	We note you present certain Summary Data for the Twelve Months Ended June 30, 2013 and various results for that period throughout your filing. Except for statistical data, please tell us how you determined it was appropriate to present financial information for the twelve months ended June 30, 2013. Please revise to remove this financial information or advise.

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Hilton has revised the Registration Statement to remove financial information for the twelve months ended June 30, 2013.

9.	We note you have presented a line item titled ‘Total debt’ which excludes non-recourse debt and capital lease obligations of consolidated variable interest entities. Please revise the title of this line item or revise the amount to include the debt you have excluded.

Hilton has revised the title of the line item “Total debt” to “Current and long-term debt and revolving non-recourse timeshare notes credit facility” to address the matter identified in the Staff’s comment.

Risk Factors, page 17

10.	Please expand your risk factor disclosure to describe the cybersecurity risks that you face or tell us why you believe such disclosure is unnecessary. If you have experienced any cyber attacks in the past, please state that fact in any additional risk factor disclosure in order to provide the proper context. Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Hilton advises the Staff that none of the attempted breaches of its information technology systems to date (as a result of cyber-attacks, security breaches or similar events) had a material impact on its business and operations. However, Hilton has enhanced the risk factor disclosure on page 23 to specifically address the cybersecurity risks and to describe a 2011 cyber attack on a third party marketing vendor that resulted in a data breach that affected a group of companies, including Hilton.

Risks Relating to Our Indebtedness, page 36

11.	Please revise your risk factor to break out the amount of debt maturing on a yearly basis for each of the next 3 years.

Hilton has revised page 35 to break out the amount of debt maturing on a yearly basis for each of the next three years after giving effect to the transactions described in the “Unaudited Pro Forma Condensed Consolidated Financial Information” section of the Registration Statement.

12.	Please revise your risk factors related to your indebtedness to provide more quantitative information regarding the impact your indebtedness may have on your access to capital through the application of the restrictive covenants in your Secured Debt. With respect to any covenant that is reasonably likely to limit your access to capital or trigger an acceleration of your indebtedness, please disclose the minimum ratios required and your most recent levels of compliance. Please provide similar disclosure in the “Debt” section on page 84.

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In response to the Staff’s comment, Hilton has included an additional risk factor on page 36 that details the potential impact of restrictive covenants on its business, including with respect to access to capital. The disclosure includes a description of the first lien net leverage ratio that Hilton will be required to maintain pursuant to its new senior secured credit facilities. Hilton has also included a cross reference in the “—Debt” section on page 93 to the detailed description of its material indebtedness, including material covenants and minimum ratios required for compliance, that will be outstanding after giving effect to the refinancing transactions that will be completed prior to the consummation of the initial public offering.

Use of Proceeds, page 44

13.	We note your disclosure on page 44 that you intend to use the net proceeds from this offering to repay certain of your then outstanding indebtedness and that any remaining net proceeds will be used for general corporate purposes. Please revise to provide the approximate amount intended to be used for each such purpose. In addition, if any material part of the proceeds is to be used to discharge indebtedness, please revise to set forth the interest rate and maturity of such indebtedness. Furthermore, if the indebtedness to be discharged was incurred within one year, please revise to describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. Also advise us whether the debt is held by a related party. Please refer to Item 504 of Regulation S-K.

Hilton acknowledges the Staff’s comment and advises the Staff that it will revise its disclosure to include the requested information, some of which is not yet available or has not yet been determined, in a subsequent pre-effective amendment to be filed following the closing of the refinancing transactions described in the Registration Statement.

Capitalization, page 46

14.	Please tell us how you determined it was appropriate to include your restricted cash and cash equivalents within your capitalization table.

Hilton acknowledges that restricted cash and cash equivalents is not a component of its capitalization, and it has enhanced the disclosure on page 46 to so clarify. Restricted cash and cash equivalents is a significant portion of Hilton’s total current assets and Hilton believes this information is meaningful to investors and has included an explanatory footnote with additional details.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

System Growth and Pipeline, page 52

15.	We note your disclosure that as of June 30, 2013 you had a total of 1,007 hotels in your development pipeline and that 52.4% of your development pipeline is under construction. To the extent you have material developments in your portfolio, please revise your disclosure to include a summary of anticipated completion dates. In addition, please clarify the amount of hotels in your development pipeline that are under your management and franchise segment compared to those in which you will hold an ownership interest.

Hilton has revised page 60 to clarify that over 99% of both the pipeline rooms and the rooms under construction are under its management and franchise segment. Hilton advises the Staff that it has only one development project in its ownership segment. Hilton does not consider such project, or any development project relating to properties under its management and franchise segment, to be material to it and has revised page 60 to so disclose.

Principal Components and Factors Affecting our Results of Operations, page 52

16.	We note your disclosure regarding the management and franchise agreements. In the MD&A or business section, please discuss in greater detail the principal terms of the management and franchise agreements.

Hilton has revised page 61 to discuss in greater detail the principal terms of the management and franchise agreements.

Key Business and Financial Metrics Used by Management, page 56

Comparable Hotels, page 56

17.	We note your disclosure regarding how you define your comparable hotels. Please revise your disclosure to clarify how many hotels have been removed from this pool in the last year for sustaining substantial property damage, business interruption, undergoing large-scale capital projects, or for which comparable results are not available.

Hilton has revised its disclosure of comparable hotels on page 64 to include the number of hotels removed for substantial property damage, business interruption, under-going large-scale capital projects, or for which comparable results are not available.

Capital Expenditures, page 84

18.	Please tell us if you capitalized personnel costs to property and equipment, inventory, or other intangible assets (i.e. software capitalization costs). To the extent material, please separately quantify and disclose personnel costs capitalized to property and equipment, inventory, and other intangible assets for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A.

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Hilton capitalizes personnel costs clearly associated with the acquisition, development, and/or construction of property and equipment, inventory and capitalized software in the application development stage in accordance with the applicable GAAP standards, including Accounting Standards Codification (“ASC”) Section 970-360-25 for real estate assets, ASC Section 978-330-35 for timeshare inventory and ASC Section 350-40-20 for software.

Hilton has revised its discussion of investing activities on page 92 within Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) to include the amount of capitalized personnel costs for all periods presented, and has included explanations of any significant fluctuations in the capitalized personnel costs incurred, as applicable.

Contractual Obligations, page 85

19.	Please revise your tabular disclosure of contractual obligations to provide it in the format required by Item 303(a)(5) of Regulation S-K. For example purposes only, please present the payments due by period to the following periods: less than 1 year, 1-3 years, 3-5 years, and more than 5 years or advise.

Hilton has revised the headings for the tabular disclosure of contractual obligations on page 94 to clarify that it presents the periods as less than 1 year, 1-3 years, 3-5 years and more than 5 years, as required by Item 303(a)(5) of Regulation S-K.

Business, page 94

Our Competitive Strengths, page 97

20.	We note your disclosure on page 97 that Smith Travel Research collects and compiles the data used to calculate the RevPAR Index. Please revise your disclosure in this section to identify the hotel brands most frequently included in your hotels’ RevPAR Index. In addition, please revise to clarify whether you exercise discretion in selecting the properties included in the RevPAR Index.

Hilton advises the Staff that the average global RevPAR index premium presented in the Registration Statement is the average RevPAR index premium of its comparable hotels (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Financial Metrics Used by Management—Comparable Hotels” on page 64 of the Registration Statement, but excluding hotels that do not receive competitive set information from Smith Travel Research or do not participate with Smith Travel Research). The owner or manager of each Hilton comparable hotel exercises its discretion in identifying the competitive set of properties for such hotel, considering factors such as physical proximity, competition for similar customers, product features, services and amenities, quality and average daily rate, as well as Smith Travel Research

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rules regarding competitive set makeup. Accordingly, while the hotel brands included in the competitive set for any given Hilton comparable hotel depend heavily on market-specific conditions, the competitive sets for Hilton comparable hotels frequently include properties branded with the competing brands identified for the relevant Hilton comparable hotel listed under “Selected Competitors” on page 111 of the Registration Statement. Smith Travel Research provides Hilton with the relevant data for competitive sets submitted by Hilton for each of its comparable hotels, which Hilton utilizes to compute the RevPAR index for its comparable hotels. Hilton has enhanced its disclosure on pages ii and 106 of the Registration Statement to disclose the foregoing.

Management, page 119

21.	Please revise your biographical disclosure to provide the specific dates for each position held. Please refer to Item 401(e) of Regulation S-K.

Hilton has revised the biographical disclosures on pages 128 to 131 to provide specific dates where necessary to clarify the business experience for each person for the past five years.

Security Ownership of Certain Beneficial Owners and Management, page 158

22.	We note you indicate in the beneficial ownership table on page 158 that the “directors and executive officers as a group” are comprised of 14 persons. We further note that only 13 people are listed in the table. Please refer to Item 403(b) of Regulation S-K and revise or advise.

Hilton respectfully advises the Staff that, in addition to the directors and named executive officers (two of whom are no longer executive officers of Hilton) listed in the beneficial ownership table on page 168, three individuals who are not “named executive officers” are executive officers of Hilton and, accordingly, the shares beneficially owned by such individuals has been included in the line item “Directors and executive officers as a group” in such table.

Exclusive Forum, page 166

23.	We note your disclosure under the heading Exclusive Forum on page 166. Please disclose that although you have included a choice of forum clause in your restated certificate of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Hilton has revised page 182 to disclose that a court could rule that the choice of forum clause is inapplicable or unenforceable.

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Underwriting, page 173

24.	We note your disclosure on page 176 that certain of the underwriters and their affiliates have performed various financial advisory and investment banking services for you. Please revise to disclose any historical banking and commercial dealings between the underwriters and the company, the sponsor and its affiliates.

Hilton has revised page 192 to address the matters identified in the Staff’s comment.

Consolidated Financial Statements

Consolidated Statements of Equity (Deficit), page F-7

25.	Please tell us and revise your filing to disclose the nature of the adjustment to your Consolidated Statements of Equity (Deficit) for the impact from the adoption of a new accounting standard.

Hilton prospectively adopted Statement of Financial Accounting Standards No. 167, Amendments to FASB Interpretation No. 46(R) (“SFAS 167”), as codified in ASC Topic 810, Consolidation, on January 1, 2010 which resulted in the deconsolidation of one variable interest entity. In accordance with ASC paragraph 810-10-65-2(e), an enterprise required to deconsolidate an entity as a result of the initial application of SFAS 167 should initially measure any retained interest in the deconsolidated subsidiary at its carrying amount at the date the requirements of SFAS 167 first apply. In this context, carrying amount refers to the amount at which any retained interest would have been carried in the financial statements if SFAS 167 had been effective when the enterprise became involved with the entity or no longer met the conditions to be the primary beneficiary. Any difference between the net amount removed from the balance sheet of the deconsolidating enterprise and the amount of any retained interest in the newly deconsolidated entity should be recognized as a cumulative effect adjustment to retained earnings.

Based on the application of this transition guidance, upon deconsolidation of this entity on January 1, 2010, Hilton recorded the net amount removed from the balance sheet as a cumulative effect adjustment to increase accumulated deficit by $19 million.

Hilton has revised Note 2 to its consolidated financial statements in the “Recently Issued Accounting Pronouncements” section on page F-17 to provide disclosure regarding its adoption of SFAS 167 and the impact on the Consolidated Statements of Equity (Deficit).

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Notes to Consolidated Financial Statements, page F-8

Note 2: Basis of Presentation and Summary of Significant Accounting Policies, page F-8

Summary of Significant Accounting Policies, page F-9

26.	Please revise your filing to include your accounting policy for share-based payments.

Hilton has revised Note 2 to its consolidated financial statements on page F-16 to include its accounting policy for share-based payments.

Revenue Recognition, page F-9

27.	For your owned and leased hotel revenues, please revise your filing to separately disclose the amount of revenues derived from room rentals and from food and beverage sales.

Hilton believes that the disclosures in its consolidated financial statements regarding revenue recognition meet the requirements of ASC paragraph 235-10-50-3 and Rule 5-03(b)(1) and (2) of Regulation S-X, as it has provided descriptions of its revenue recognition relating to owned and leased hotels encompassing the principles relating to the recognition of revenue in its consolidated financial statements and has disclosed the key subcomponents of its revenues with respect to the financial statement line item.

Hilton views all components of its owned and leased hotel revenue as a combined driver of results and a combined delivery of services encompassing rooms, food and beverage and other revenue, which are each an essential element of the delivery of lodging services to customers, separate and distinct from Hilton’s Management and franchise fees and other and Timeshare revenue streams, and are presented as such in its financial statements. Hilton’s management team analyzes owned and leased performance on the basis of the total revenues and does not disaggregate beyond hotel level revenues for owned and leased hotels on a recurring basis.

Food and beverage revenues comprise a broad group of services which includes restaurant offerings, catering, meeting and banquet facilities, audio visual and other services. Combining room revenues and these food and beverage services provided by Hilton’s owned and leased hotels is, in the view of management, the most appropriate way to reflect the operations of Hilton’s business. Approximately 60% of Hilton’s meeting and banquet services are provided to customers who are also rooms customers at Hilton’s hotel properties, and Hilton believes that the majority of services provided by its restaurant outlets are used by customers occupying room nights at its hotels, which further supports the connection of food and beverage services being an essential element of the overall delivery of the services provided by owned and leased hotels. Further, Hilton does not believe that the disaggregation is meaningful to investors in the context of comparison to its direct industry competitors.

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Hilton notes that the contribution of food and beverage as a percentage of overall owned and leased hotel revenues has been consistent across all periods presented in its consolidated financial statements and therefore believes that the factors discussed in its MD&A under “—Factors Affecting our Revenues” and “—Results of Operations” describe the most significant drivers of owned and leased hotel revenue. Accordingly, Hilton believes it has disclosed the factors affecting results of operations in a manner that is consistent with the way management evaluates the business and results for owned and leased hotels for all periods presented.

Self-Insurance, page F-16

28.	We note you have a captive insurance subsidiary. For each year that income statement is presented, please disclose incurred claims and claim adjustment expenses with separate disclosure of the provision for insured events of the current fiscal year and of increases or decreases in the provision for insured events of prior fiscal years.

Hilton has revised the disclosure in Note 2: Basis of Presentation and Summary of Significant Accounting Policies—Summary of Significant Accounting Policies—Self Insurance on page F-16 of its consolidated financial statements to present incurred claims and adjustments and provision for insured events for each year for which income statement information is presented. Hilton does not believe that the changes in its reserves relating to insured events of prior fiscal years are material.

Note 5: Inventories, page F-19

29.	Please tell us if there were any changes in estimates in your model that calculates the relative sales value method of costing your timeshare sales and relieving inventory. To the extent you had such changes, please revise your filing to disclose the impact to timeshare inventory.

As described in Hilton’s revenue recognition policy for timeshare described in Note 2 to Hilton’s audited consolidated financial statements, Hilton assesses its estimates for developed timeshare properties with respect to sales price and pace, construction cost, and other relevant factors quarterly, and reflects the cumulative impact of any adjustments to such expenses in each reporting period. The net adjustments to inventory for changes in such estimates for the years ended December 31, 2012, 2011, and 2010 resulted in a decrease of $2 million, an increase of $4 million, and a decrease of $6 million, respectively. These adjustments have been less than 2% of the timeshare inventory balance in all periods, and Hilton has therefore concluded that the changes in estimates relating to timeshare inventory are immaterial for disclosure.

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Note 15: Derivative Instruments and Hedging Activities, page F-28

30.	It does not appear that you have any derivatives that are designated as hedging instruments as of December 31, 2012. Please tell us the nature of the deferred gains from derivatives in AOCI.

During 2007 and 2008, Hilton entered into several British Pound Sterling (“GBP”) foreign currency options to hedge against fluctuations in the foreign exchange rate between the U.S. dollar (“USD”) and GBP. These options were designated as net investment hedges under ASC Topic 815 Derivatives and Hedging, and accordingly, gains and losses on the effective portion of the GBP options were recognized in Other Comprehensive Income (“OCI”) under the guidance of ASC paragraph 815-35-35-1. From 2008 through 2010, the GBP option hedges were settled in cash (the final options were sold in May 2010), at which time there were residual gains recorded in Accumulated Other Comprehensive Income (“AOCI”) of $170 million. Hilton releases these gains to earnings under the guidance of ASC paragraph 815-35-35-1 as it substantially liquidates or sells its original hedged GBP investments and releases cumulative translation adjustment to earnings under the guidance of ASC paragraph 830-30-40-1. As of June 30, 2013, Hilton had released $1 million of the residual cumulative gains from AOCI to earnings and a balance of $169 million remained recorded.

Hilton has revised the disclosure in Note 15 to its audited consolidated financial statements on page F-30 to clarify the total amount of remaining AOCI as of December 31, 2012, and describe the process by which this amount will be released in future periods.

Note 18: Income Taxes, page F-32

31.	Please tell us the nature of the foreign deferred tax assets that resulted in an additional valuation allowance during 2012. Your response should address when the related foreign deferred tax assets were initially recorded. To the extent the related foreign deferred tax assets existed as of December 31, 2011, please tell us what changed during 2012 that resulted in a need for a valuation allowance.

The foreign deferred tax assets that resulted in additional valuation allowance during 2012 were primarily composed of net operating losses in foreign jurisdictions that were generated during 2012 and recorded as deferred tax assets in that period. Hilton concluded that there was not sufficient evidence to recognize the benefit of the foreign deferred tax assets recorded in 2012 in certain jurisdictions and recorded an offsetting valuation allowance concurrently. Because the valuation allowance recorded in 2012 resulted from deferred tax assets that arose in 2012, the valuation allowance was therefore not related to a change in judgment or circumstances regarding any foreign deferred tax assets that existed as of or prior to December 31, 2011.

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32.	In light of your receipt of Notices of Proposed Adjustment from the IRS, please tell us how you determined that it was not necessary to accrue the amount of the proposed adjustments sought by the IRS.

In accordance with ASC Section 740-10-25, Hilton assesses the technical merits of each uncertain tax position, without consideration of aggregation or offset. In consultation with its tax advisors, Hilton concluded that it was more likely than not it would sustain the full benefit of each tax position taken if disputed in the court of last resort, and has recognized the full benefit of such amounts in its tax provision for these amounts. The advice received considered relevant legislation and statutes, legislative intent, regulations, rulings and case law on similar matters as they apply to the facts and circumstances of Hilton’s tax positions in accordance with ASC paragraph 740-10-25-7(b). The receipt of the Notices of Proposed Adjustment, as disclosed in the consolidated financial statements, has not changed Hilton’s assessment of the technical merits of each position. The Notices of Proposed Adjustment received do not constitute a final assessment against Hilton nor has the fieldwork in connection with the referenced audit cycle been completed and there remain various administrative appeals and judicial remedies which Hilton intends to pursue. As the IRS examination process and negotiations remain ongoing, the various tax positions being challenged by the IRS continue to be assessed and re-evaluated as new information arises or facts and circumstances of the audits change, as required by the provisions of ASC paragraph 740-10-35-2.

Item 16. Exhibits and Financial Statement Schedules, page II-2

33.	We note you indicate that a number of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please file a draft copy on EDGAR as correspondence.

We have attached as Annex A to this letter the form of the legal opinion that Hilton anticipates filing with a subsequent pre-effective amendment. In addition, Hilton has filed certain exhibits with Amendment No. 1. Hilton advises the Staff that it will file any remaining required exhibits in one or more future pre-effective amendments. Hilton understands that the Staff requires a reasonable amount of time for review.

34.	We note the exhibit list includes “form of” agreements. In particular, we note the Form of Charter and Form of Bylaws. Please refer to Item 601 of Regulation S-K and advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

SECURITIES AND EXCHANGE COMMISSION	17	October 18, 2013

Hilton presently anticipates that its amended and restated certificate of incorporation and amended and restated bylaws will take effect subsequent to the effectiveness of the Registration Statement and prior to the completion of the offering. Accordingly, Hilton will be filing the “form of” certain documents, including the amended and restated certificate of incorporation and the amended and restated bylaws, and not executed charter documents. Hilton advises the Staff that it anticipates filing the final certificate of incorporation and bylaws with a Current Report on Form 8-K following effectiveness.

35.	Please file your loan agreements as exhibits or advise. See Item 601(b) of Regulation S-K.

Hilton has included as exhibits with Amendment No. 1 the material agreements it has entered into connection with its refinancing transactions. Hilton respectfully advises the Staff that it will file the remaining loan agreements to be entered into by it upon closing the refinancing transactions in one or more future pre-effective amendments. Hilton understands that the Staff requires a reasonable amount of time for review.

*         *         *         *         *

Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
Tom Kluck, Esq.
Jennifer Monick
Kevin Woody

Hilton Worldwide Holdings Inc.
Kristin A. Campbell, Esq.
Kevin J. Jacobs

Davis Polk & Wardwell LLP
Michael P. Kaplan, Esq.
John B. Meade, Esq.

Annex A

[FORM OF OPINION OF SIMPSON THACHER & BARTLETT LLP]

[                     ], 201[    ]

Hilton Worldwide Holdings Inc.

7930 Jones Branch Drive, Suite 1100

McLean, Virginia 22102

Ladies and Gentlemen:

We have acted as counsel to Hilton Worldwide Holdings Inc., a Delaware corporation (the “Company”), in connection with the Registration Statement on Form S-1 (File No. 333-191110) (as amended, the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), relating to the issuance by the Company of an aggregate of [            ] shares of Common Stock, par value $0.01 per share (together with any additional shares of such stock that may be issued by the Company pursuant to Rule 462(b) (as prescribed by the Commission pursuant to the Act) in connection with the offering described in the Registration Statement, the “Shares”).

We have examined the Registration Statement and a form of the Amended and Restated Certificate of Incorporation of the Company (the “Amended Certificate”), which has been filed with the Commission as an exhibit to the Registration Statement. We also have examined the originals, or duplicates or certified or conformed copies, of such records, agreements, documents and other instruments and have made such other investigations as we have deemed relevant and necessary in connection with the opinions hereinafter set forth. As to questions of fact material to this opinion, we have relied upon certificates or comparable documents of public officials and of officers and representatives of the Company.

In rendering the opinion set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that (1) when the Amended Certificate has been duly filed with the Secretary of State of the State of Delaware and the Board of Directors of the Company (the “Board”) has taken all necessary corporate action to authorize and approve the issuance of the Shares and (2) upon payment and delivery in accordance with the applicable definitive underwriting agreement approved by the Board, the Shares will be validly issued, fully paid and nonassessable.

We do not express any opinion herein concerning any law other than the Delaware General Corporation Law.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement and to the use of our name under the caption “Legal Matters” in the Prospectus included in the Registration Statement.

Very truly yours,

SIMPSON THACHER & BARTLETT LLP